FORM 5                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
                                                      WASHINGTON, D.C. 20549
                                                                                                         OMB NUMBER     3235-0362
[ ] CHECK BOX IF NO LONGER              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              EXPIRES: DECEMBER 31, 2001
    SUBJECT TO SECTION 16,                                                                               ESTIMATED AVERAGE BURDEN
    FORM 4 OR FORM 5                                                                                     HOURS PER  RESPONSE....1.0
    OBLIGATIONS MAY
    CONTINUE, SEE
    INSTRUCTION 1(B).
[ ] FORM 3 HOLDINGS REPORTED
[X] FORM 4 TRANSACTIONS REPORTED

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of
                      the Investment Company Act of 1940


 ===============================================================================
1.  Name and Address of Reporting Person*

     HELLMAN & FRIEDMAN CAPITAL PARTNERS III, L.P.
    -----------------------------------------------
     (Last)        (First)        (Middle)

     ONE MARITIME PLAZA, 12TH FLOOR
    -----------------------------------------------
                   (Street)

     SAN FRANCISCO       CA         94111
    -----------------------------------------------
     (City)            (State)      (Zip)

[FN]
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

===============================================================================
2.  Issuer Name and Ticker or Trading Symbol

       Digitas Inc.  (DTAS)

===============================================================================
3.  I.R.S. Identification  Number of Reporting
    Person, if an entity (Voluntary)

    -----------------------------------------------
===============================================================================
4.  Statement for Month/Year


         Fiscal 2000
   ------------------------------------------------


===============================================================================

5. If Amendment, Date of Original (Month/Year)

   ------------------------------------------------

===============================================================================

6. Relationship of Reporting Persons(s) to Issuer
             (Check all applicable)

    __Director                  X  10% Owner
    __Officer                   __ Other (specify below)
     (give title below)

   ------------------------------------------------

===============================================================================

7.  Individual or Joint/Group Reporting (check applicable line)

      X  Form Filed by One Reporting Person

      __ Form Filed by More than One Reporting Person

===============================================================================

                           TABLE I NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security    2. Transaction   3. Transaction   4. Securities Acquired (A)   5. Amount of     6. Ownership   7. Nature of
   (Instr. 3)              Date             Code             or Disposed of (D)           Securities       Form:          Indirect
                           (Month/Day/      (Instr.8)        (Instr. 3, 4 and 5)          Beneficially     Direct (D)     Beneficial
                           Year)                                                          Owned at End     or             Ownership
                                                                                          of Issuer's      Indirect (I)   (Instr. 4)
                                                                                          Fiscal Year      (Instr. 4)
                                                                                          (Instr. 3
                                                                                          and 4)

                                                           Amount    (A)or(D)  Price
  COMMON STOCK,            3/13/2000         S4            2,801,850   (D)     $24.00     33,385,401       (D)            N/A
  PAR VALUE $0.01
  PER SHARE

FORM 5 (CONTINUED)                    TABLE II DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of      2.Conversion or          3.Transaction      4.Transaction Code   5.Number of Derivative     6.Date Exercisable and
  Derivative      Exercise Price of        Date               (Instr. 8)           Securities Acquired        Expiration Date
  Security        Derivative Security     (Month/Day/Year)                         (A) or Disposed of (D)     (Month/Day/Year)
  (Instr. 3)                                                                       (Instr. 3, 4 and 5)
-------------    --------------------     --------------     ------------------   ----------------------     -----------------------
                                                                                     (A)       (D)              Date      Expiration
                                                                                                             Exercisable     Date
                                                                                   -------    ----------     ------------ ----------

   Warrants          $2.5184               See Note (1)     See Note (1)           See         See
                                                                                   Note(1)     Note (1)      Immediately  1/22/2009




                7.Title and Amount of    8.Price of          9. Number of         10.  Ownership of          11.Nature of Indirect
                  Underlying Securities    Derivative           Derivative             Derivative               Beneficial
                  (Instr. 3 and 4)         Security(Instr. 5)   Securities             Security:                Ownership (Instr. 4)
                                                                Beneficially           Direct (D)
                                                                Owned at End           or Indirect
                                                                of Year                (I)(Instr. 4)
                                                                (Instr. 4)
                 ----------------------   ----------------   -------------------  ----------------------      ----------------------
                Title          Amount or
                                 Number
                               of Shares
                ----------     ---------
                Common Stock    711,906     See Note (1)          711,906                 (D)                          N/A

Explanation of Responses:

AN AGGREGATE OF 33,385,401 SHARES OF COMMON STOCK AND WARRANTS TO PURCHASE AN AGGREGATE OF 711,906 SHARES OF COMMON STOCK ARE OWNED
BY HELLMAN & FRIEDMAN CAPITAL PARTNERS III, L.P., A CALIFORNIA LIMITED PARTNERSHIP ("HFCP III"). THE SOLE GENERAL PARTNER OF HFCP
III IS H&F INVESTORS III, A CALIFORNIA GENERAL PARTNERSHIP. THE MANAGING GENERAL PARTNER OF H&F INVESTORS III IS HELLMAN & FRIEDMAN
ASSOCIATES III, L.P., A CALIFORNIA LIMITED PARTNERSHIP, AND THE MANAGING GENERAL PARTNER OF HELLMAN & FRIEDMAN ASSOCIATES III, L.P.
IS H&F INVESTORS III, INC., A CALIFORNIA C CORPORATION ("H&F INC."). THE SOLE SHAREHOLDER OF H&F INC. IS THE HELLMAN FAMILY
REVOCABLE TRUST (THE "TRUST"). MR. F. WARREN HELLMAN IS A DIRECTOR OF H&F INC. AND A TRUSTEE OF THE TRUST. THE INVESTMENT DECISIONS
OF H&F INC. ARE MADE BY AN EXECUTIVE COMMITTEE, OF WHICH MR. HELLMAN IS A VOTING MEMBER. THE EXECUTIVE COMMITTEE INDIRECTLY
EXERCISES SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO THE SHARES HELD BY HFCP III. AS A MEMBER OF THE EXECUTIVE COMMITTEE, MR.
HELLMAN COULD BE DEEMED TO BENEFICIALLY OWN SUCH SHARES, BUT DISCLAIMS SUCH BENEFICIAL OWNERSHIP EXCEPT TO THE EXTENT OF HIS
INDIRECT PECUNIARY INTEREST IN SUCH SHARES.

                                                          HELLMAN & FRIEDMAN CAPITAL PARTNERS III, L.P.
                                                          By its General Partner, H&F Investors III
                                                          By its Managing General Partner, Hellman & Friedman Associates III, L.P.
                                                          By its Managing General Partner, H&F Investors III, Inc.


                                                          By:/s/ Georgia Lee                          February 14, 2001
                                                          --------------------------------           -------------------
                                                                Georgia Lee                                Date
                                                                Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.